July 22, 2016

VIA EDGAR AND FEDERAL EXPRESS

Mr. William H. Thompson

Accounting Branch Chief

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Greenbacker Renewable Energy Company LLC (the “Company”)

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2015

Filed June 22, 2016

Response Dated June 22, 2016

File No. 000-55610

Dear Mr. Thompson:

We are responding to the comments provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated July 6, 2016 (the “Letter”), with regard to the above-referenced filing. The Staff’s comments are set forth below and are followed by the Company’s responses.

Response Letter dated June 22, 2016

General

Comment:

1.	Your response letter dated June 22, 2016 acknowledges the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter. However, the acknowledgment was not signed by a representative from Greenbacker Renewable Energy Company LLC. In responding to this comment letter, please provide the Tandy language acknowledgment with a signature from a Greenbacker Renewable Energy Company LLC representative.

Response:

The Company’s Tandy language acknowledgement and accompanying signature from a Company representative are included in this letter.

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |    WWW.GREENBACKERGROUP.COM

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 27

Comment:

2.	We note your response to comment 9 and your commitment to “reporting the percentage of [your] projected contracted revenues expected to come from ‘Investment Grade’ off-takers in [your] quarterly portfolio update.” Please supplementally confirm that such disclosure will be provided as part of your MD&A disclosure in future filings and tell us what this disclosure will look like, including the percentage of contracted revenues derived from “high credit quality counterparties” as of the most recent practicable date.

Response:

The Company confirms that, in future filings, disclosure regarding the percentage of contracted revenues from investment grade off-takers/counterparties for the relevant period(s) will be provided as part of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the format as follows:

The following table illustrates the allocation by percentage of the Company’s contracted revenues by counterparty type and creditworthiness for the three months ended March 31, 2016 and the six months ended June 30, 2016.

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |    WWW.GREENBACKERGROUP.COM

	For the three months ended March 31, 2016	For the six months ended June 30, 2016
Investment grade:
Utility	80.3%	78.8%
Municipality	6.4%	7.4%
Corporation	1.6%	1.6%
Subtotal investment grade	88.3%	87.8%

Non-investment grade or no rating:
Utility	1.2%	1.3%
Municipality	7.2%	7.3%
Corporation	3.3%	3.6%
Subtotal non-investment grade or no rating	11.7%	12.2%

Total	100%	100%

Distributions, page 41

Comment:

3.	We note your response to comment 13 and that once the Company’s net assets reach approximately $150 million and are fully invested in operating assets, the Company expects all distributions to be funded from investment income. However, it is not clear how distributions were funded in fiscal 2015. In future filings, as previously requested, please revise to discuss the source of funding for all distributions made during the fiscal year as part of your analysis of liquidity. Please also address how the Company plans to fund distributions at current levels going forward, before it reaches the minimum threshold of operating assets. Please tell us what this disclosure will look like.

Response:

From and including the Company’s initial declaration and payment of distributions, all cash distributions have been funded from cash from operations as well as offering proceeds. The relevant disclosure regarding distributions will be updated in future filings to include a reconciliation, for the periods presented, of the individual funding components of distributions paid in the periods presented. The Company will also explain how it plans to fund distributions at then-current levels before reaching a fully invested minimum level of net assets to support the distribution exclusively from cash flow from operations. The relevant disclosure in the Form 10-Q for the quarter ending June 30, 2016, as well as the format for future filings, will be as follows:

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |    WWW.GREENBACKERGROUP.COM

Cash distributions were funded from the following sources for the periods noted below:

	For the three months ended June 30, 2016	For the six months ended June 30, 2016	For the three months ended June 30, 2015	For the six months ended June 30, 2015

Source of Cash Distributions:
Cash from Operations	$549,485	$549,485	$161,356	$161,356
Offering Proceeds	167,405	678,625	-	102,424

Total Cash Distributions	$716,890	$1,228,110	$161,356	$263,780

The Company expects to continue to fund distributions from a combination of cash from operations as well as offering proceeds until a minimum of $150 million in net assets is reached and the Company is fully invested in operating assets.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statement of Changes in Net Assets, page 46

Comment:

4.	We reviewed your response to comment 14. Reference is made to Note 7 on page 60 where you disclose that: “All distributions paid in the years ended December 31, 2015 and 2014 have been reported as return of capital to shareholders.” Return of capital is commonly presented as a reduction of paid-in-capital in consolidated statements of changes in net assets; however, you present the distributions as reduction of accumulated deficit. Please explain to us why your presentation is appropriate considering the disclosure on page 60. In addition, please tell us your consideration of presenting dividends in excess of the inception to distribution date net investment income as a reduction of “Paid-in capital in excess of par value.”

Response:

In determining the appropriate presentation of return of capital distributions, the Company principally took into account three significant considerations: 1) whether or not the distribution was legally declared out of additional paid in capital (“APIC”); 2) whether or not there is clear guidance in U.S. GAAP in regard to distributions that exceed retained earnings, and 3) what is generally accepted as the standard for return of capital distributions by companies, like the Company, that utilize investment company accounting standards.

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |    WWW.GREENBACKERGROUP.COM

In regard to 1), the distributions were not legally declared out of APIC nor did the Company’s board of directors authorize the distributions to be paid out of APIC as opposed to retained earnings / deficit. In regard to 2), the Company believes that U.S GAAP does not specifically address the accounting for dividends that exceed retained earnings and, because of this lack of specific guidance, there is diversity of practice. While some entities record dividends in excess of retained earnings as a reduction of APIC, other entities record the dividends by increasing accumulated deficit. This diversity of practice informs the Company’s view with respect to consideration 3), as most investment companies include distributions that were classified as a return of capital as an increase in accumulated deficit. Furthermore, the Company’s view is that presenting such distributions as increased Accumulated Deficit provides more transparency regarding the amount by which cumulative dividends have exceeded cumulative investment income as well as provides more information about cumulative operations and dividends than if the excess dividends were netted against APIC. All components of APIC as well as Accumulated Deficit are disclosed on the face of the Company’s Consolidated Statement of Changes in Net Assets so the reader of the Company’s financial statements has the information necessary to evaluate the components of Net Assets.

Finally, current distributions are classified as return of capital (within the Accumulated Deficit line item) for tax purposes due to timing differences in the calculation of the tax provision. In conjunction with the Company achieving minimum operating scale and being fully invested, the expectation is that these timing differences will reverse in the future, turning an accumulated deficit into accumulated earnings. If current distributions are classified as a reduction of APIC, future financial statements might be confusing as the balance shown as accumulated earnings would not actually reflect accumulated earnings since inception, which is what would be expected by readers of the financial statements, but would exclude a certain amount of early stage distributions that were recorded as a reduction of APIC.

Consolidated Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Organization and Offering Costs, page 52

Comment:

5.	We reviewed your response to comment 15. Reference is again made to the last paragraph under this subheading. Please tell us how advisor and dealer manager organization and offering costs (“O&O costs”) incurred that have not been reimbursed are accounted for, referencing authoritative literature that supports your accounting treatment. Please show us how to reconcile the disclosed amounts of incurred and reimbursed advisor and dealer manager O&O costs in this paragraph to the disclosed amounts that immediately follow and to the related line item(s) in the consolidated financial statements.

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |    WWW.GREENBACKERGROUP.COM

Response:

The amount of advisor and dealer manager organization and offering costs (“O&O costs”) incurred that have not been charged against paid in capital due to the limit on O&O costs that can be charged per FINRA rules is treated as a loss contingency under ASC 450-25-2 and not recorded in the Company’s Statement of Changes in Net Assets in accordance with ASC 450-25-2a (it is not probable that a liability has been incurred as there is no assurance that any further gross offering proceeds will be raised) and ASC 450-25-2b (the amount of future O&O costs to be charged against paid in capital cannot be estimated). The difference between the amount incurred to date by the Company’s advisor, Greenbacker Capital Management LLC (the “Advisor”) and the Company’s dealer manager and the amount paid or accrued as of the relevant financial statement date is an unrecognized contingency under ASC 450-50-3 and ASC 450-50-4 and can be derived from the disclosures in the Company’s financial statements. As of December 31, 2015, the unrecognized contingency equals the amount incurred by the Advisor and the dealer manager of approximately $5,913,000 less the amount reimbursed to the Advisor of approximately $3,577,000 or $2,336,000.

A reconciliation of the disclosed amounts of incurred and reimbursed Advisor and dealer manager O&O costs in this paragraph to the disclosed amounts that immediately follow and to the related line item(s) in the consolidated financial statements is as follows:

Amount paid to Advisor as of 12/31/15		$3,576,615	Included in Note 2 O&O Costs
Due to Advisor as of 12/31/15		79,408	Included in Note 5 Related Party Transactions

Total Paid / Due to Advisor		3,656,023

Less: Organization Costs
	2014	(66,750)	Per Consolidated Statement of Operations
	2015	(238,542)	Per Consolidated Statement of Operations

Net Offering Costs		$3,350,731

Offering Costs Per Statement of Changes in Net Assets
	2014	$732,630
	2015	$2,618,189

		$3,350,819

Net difference - Immaterial		$88

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |    WWW.GREENBACKERGROUP.COM

The amount of O&O costs that the dealer manager has incurred of $728,000 and $245,000 as of December 31, 2015 and 2014, respectively, are included in the total amounts incurred by the Advisor and the dealer manager disclosed in the last paragraph of Note 2- Organization and Offering Costs, or approximately $5,913,000 and $4,613,000 as of December 31, 2015 and 2014, respectively. In future filings, the Company will remove this separate disclosure to eliminate any potential confusion.

Note 3. Investments, page 54

Comment:

6.	We reviewed your response to comment 16. Please tell us whether you are of the opinion that Item 9.01 of Form 8-K applies to these transactions. If not, please provide a detailed analysis supporting your position. If so, please tell us why financial statements and pro forma financial information were not filed on Form 8-K pursuant to Item 9.01 of Form 8K.

Response:

The Company is of the opinion that Item 9.01 of Form 8-K does not apply to these transactions as Item 9.01 only applies to business acquisitions required to be disclosed under Item 2.01 of Form 8-K. The Company does not believe that these transactions are business acquisitions as contemplated by Item 2.01. Since the Company uses specialized accounting procedures under ASC 946, all acquisitions are listed under Item 1.01 – Entry into a Material Definitive Agreement as the material agreements are documents to purchase stock, limited liability company membership interests or other equity classifications in an asset to be accounted for as an investment. As explained by ASC 946-810-45-2 and ASC 946-323-45-1, consolidation or use of the equity method of accounting by an entity that uses ASC 946, Financial Services – Investment Companies, of a noninvestment company investee is not appropriate. Because consolidation is not appropriate, it follows that disclosure of financial information as required under Item 9.01 is not appropriate as well.

Note 5. Related Party Agreements and Transactions Agreements, page 56

Comment:

7.	We reviewed your response to comment 17. In this response, you state that the deferred expenses to be repaid to the advisor were not deemed material as of December 31, 2015. Please tell us this immaterial amount and how it reconciles to the amounts disclosed on page 58. In this regard, reference is made to page 58 where you disclose: “For the year ended December 31, 2015 the advisor assumed an additional $223,286 in operating expenses under the expense reimbursement agreement for a total inception to date amount of $880,545.” Please tell us whether the $880,545 represents a deferred expense to be repaid to the advisor as of December 31, 2015 and if not, what it does represent. In addition, reference is made to page 58 where you disclose: “Of this amount, $300,000 was reimbursed by the company to the advisor during 2015 while a net $11,794 is payable to the advisor as reimbursement for assumption of past operating expenses as of December 31, 2015.” Please tell us how the $300,000 is presented in the financial statements.

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |    WWW.GREENBACKERGROUP.COM

Response:

As of December 31, 2015 there were no deferred expenses due to the Advisor under the Expense Assumption and Reimbursement Agreement, dated as of January 30, 2014, among the Company, Greenbacker Renewable Energy Corporation and the Advisor (as amended from time to time, the “Expense Reimbursement Agreement”). The $26,636 Due from Advisor, Net on the Consolidated Statement of Net Assets is comprised of two components – 1) a payable from the Company to the Advisor in the amount of $79,408.17 for organizational and offering expense recoveries and 2) a receivable from the Advisor of $106,039 for cash received by the Advisor in excess of what was allowed under the Expense Reimbursement Agreement. Due to an expense adjustment as of December 31, 2015, it was determined that the Advisor was reimbursed in excess of what was allowed under the Expense Reimbursement Agreement during the year ended December 31, 2015. While this could be considered a loan from the Company to the Advisor as of December 31, 2015, this amount was earned by the Advisor in January 2016 as expenses for such period were less than the Maximum Rates. Thus, the $106,039 amount due to the Company from the Advisor as of December 31, 2015 was repaid through services provided by the Advisor in less than 30 days.

In regard to the reference on page 58 where the Company discloses: “For the year ended December 31, 2015 the Advisor assumed an additional $223,286 in operating expenses under the expense reimbursement agreement for a total inception to date amount of $880,545”, we have identified that the total inception to date amount should have been $872,006 or a difference of $8,539 from what was previously disclosed. This will be corrected in future filings. This amount, $872,006, represents the maximum amount of expenses that may have to be repaid by the Company to the Advisor under the Expense Reimbursement Agreement.

As of December 31, 2015, the net amount repaid under the Expense Reimbursement Agreement was the $300,000 amount paid by the Company to the Advisor less the $106,039 due from the Advisor to the Company, or a net amount of $193,961. Furthermore, no additional amounts were due to the Advisor as of December 31, 2015 based upon the terms of the Expense Reimbursement Agreement. The difference between the $872,006 and the net payment to the Advisor of $193,961, or $678,045, is a contingent liability of the Company. If the Company’s expenses for each class of its shares, as a percentage of the average net assets of such class of shares for the period, continue to be less than the maximum rates for each class (5%) (the “Maximum Rates”), as specified in the Expense Reimbursement Agreement, the Company will be obligated to reimburse the Advisor up to the amount calculated under the Maximum Rates.

Lastly, the $300,000 payment, as well as the $106,039 due from the Advisor to the Company, is reflected in the line item Due to Advisor, Net on the Statement of Changes in Cash Flow.

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |    WWW.GREENBACKERGROUP.COM

Please see the response to Comment 8 below, which explains the Company’s recognition and disclosure of contingent liabilities under ASC 450.

Comment:

8.	Please tell us when you accrue a liability related to amounts due under the Expense Reimbursement Agreement referencing authoritative literature that supports your accounting. In addition, please tell us what consideration you gave to clearly disclosing contingent liabilities related to the related party agreements and providing the disclosures required by ASC 450 in Note 9 to the financial statements.

Response:

The Company accrues a liability related to an amount due to the Advisor under the Expense Reimbursement Agreement when the conditions under ASC 450-20-25-2a and ASC 450-20-25-2b are met. Specifically, if the Expenses (as defined in the Expense Reimbursement Agreement) are less than the Maximum Rates, a liability is recorded in the amount of that differential as due to the Advisor for previously reimbursed expenses. The terms of the contingent nature of this liability – that the Company only has an obligation to reimburse the Advisor for amounts previously reimbursed if 1) Expenses are less than the Maximum Rates, 2) the Advisor’s investment advisory agreement with the Company is terminated, and 3) the Company’s continuous public offering of its shares of common stock has expired or been terminated — is disclosed in Note 5 - Related Party Agreements and Transactions Agreements under the Operating Expense and Expense Assumption and Reimbursement Agreement section in the table as well as the following paragraphs in that section, including the $11,794 due and payable to the Advisor as of December 31, 2015.

Since this is a related party transaction and is fully disclosed in Note 5 - Related Party Agreement and Transactions Agreements, the Company is of the opinion it would be duplicative to also be disclosed in Note 9 - Commitment and Contingencies. In future filings, the Company will add the following to the end of Note 9:

See Note 5 - Related Party Agreements and Transaction Agreements for an additional discussion of the Company’s commitments and contingencies.

Note 8. Income Taxes, page 61

Comment:

9.	We reviewed your response to comment 21. We note that the amount used to calculate the “Provision of income taxes, at federal tax rate” is not a financial statement line item and is not explained in your disclosure. Please tell us why your presentation complies with ASC 740-10-50-12. In addition, please tell us what the line item “Other timing differences” represents. Finally, please provide us with a reconciliation using percentages or dollar amounts of the reported amount of income tax expense to the amount of income tax expense that would result from applying domestic federal statutory rates to the net increase (decrease) in net assets from operations before tax. Provide the estimated amount and the nature of each significant reconciling item. Refer to ASC 740-10-50-12.

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |    WWW.GREENBACKERGROUP.COM

Response:

The Company is of the opinion that ASC 946-740-50 provides the authoritative guidance on appropriate disclosure of federal income taxes under Financial Services – Investment Companies. This section further references Regulation S-X, Rule 6-03 in regard to special rules of general application of registered investment companies. The Company has complied with Section (h) of Rule 6-03, which specifically relates to disclosures regarding federal income taxes.

ASC 740-10-50-12 specifically discusses disclosure related to application of federal statutory tax rates to pretax income from continuing operations. Since under ASC 946 there is no line item / reporting of pretax income, this section would not apply. With that said, the Company is of the opinion that modifying the standard disclosure of pretax income at the statutory rate to the actual provision for income taxes is a supplemental disclosure that provides additional insight into the effective tax rate as well as the major components that affect that effective tax rate for users of financial statements.

The major components of “Other Timing Differences “are as follows:

Other Timing Differences	Book/Tax Diff	Effective Rate	Explanation

Additional Tax Unrealized	$1,410,398	$548,427	Capitalized costs by SPVs
ROC from Partnerships	358,509	139,405	Distributions from partnership investments reducing tax cost
P'Ship Income	51,922	20,190	Estimated income from partnership investments adjusting tax cost
Depreciation addback	6,461,969	2,512,709	Depreciation expense generated by SPVs reducing tax cost
Working Capital	(1,932,892)	(751,597)	Operating cash provided to SPVs upon acquisition
Book ROC	(1,845,000)	(717,420)	Distributions from SPVs reported as dividend income

	$4,504,905	$1,751,713

A reconciliation using percentages and dollar amounts of the reported amount of income tax expense to the amount of income tax expense that would result from applying domestic federal statutory rates to the net increase (decrease) in net assets from operations before tax is as follows:

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |    WWW.GREENBACKERGROUP.COM

Reconciliation of federal statutory rate and the effective tax rate:		Dollar amount	Percentage	Explanation

Net increase (decrease) in net assets from operations before tax, at federal income tax rate	1,598,614	$559,515	-86.08%	Net increase (decrease) in net assets resulting from operations on the Consolidaed Statement of Operations ($2,248,613) less Change in benefit from deferred taxes ($127,015) less Deferred Tax benefit ($522,985)
Net increase (decrease) in net assets attributed to special unitholder, at federal income tax rate	(276,412)	(96,744)	14.88%	Per Consolidated Statement of Operations
Provision for income taxes, foreign operations
Less: LLC income not taxable	564,579	197,603	-30.40%	GREC LLC book income at Federal rate of 35%
Plus: Single Member LLC income taxable	(4,051,197)	(1,417,919)	218.14%	SPVs', owned by GREC Corp, book income at the Federal rate of 35%
Federal Tax Credit		(3,345,092)	514.63%	Estimated Federal Investment Tax Credit for development of solar facilities
Increase in income taxes resulting from:
State and local income taxes, net of federal benefit		(84,078)	12.94%	GREC Corp and SPVs' consolidated book income at the estimated state rate of 3.8846% (net of federal benefit)
Change in state rate		(591)	0.09%	Impact of the change in estimated state rate from 2014 (3.0528%) to 2015 (3.8846%) net of federal benefit
Other timing differences		1,751,713	-269.49%	Cumulative tax cost adjustments of GREC Corp's investment in the SPVs at the effective tax rate (Fed 35%, State 3.8846%), see below
Permanent differences, at the combined federal and state income tax rate		172	-0.03%	Penalities paid by an SPV, not deductible for tax purposes, at the federaland state rate of 38.88%
Change in valuation allowance		1,785,423	-274.68%
Actual provision for income taxes		$(650,000)	100.00%

Note 10. Financial Highlights, page 62

Comment:

10.	We reviewed your response to comment 23. The numerator used to calculate the “Net unrealized appreciation/(depreciation) on investments” per share amount attributed to common shares appears to include the Special Unitholder’s capital gains incentive distribution. If so, please further explain to us why the Special Unitholder’s capital gains incentive distribution is not excluded from the numerator. If not, please advise.

Response:

The numerator used to calculate the “Net unrealized appreciation/(depreciation) on investments” per share amount does not include the Special Unitholder’s capital gains incentive distribution. The net change in unrealized appreciation on investments, as shown on the Consolidated Statements of Operations, is before inclusion of the Net increase (decrease) in net assets attributed to Special Unitholder and does not include this amount. The calculation for the per share amount, as included in Note 10 – Financial Highlights, for Net change in unrealized appreciation on investments is as follows:

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |    WWW.GREENBACKERGROUP.COM

Net change in unrealized appreciation on investments -	$1,578,967	= $0.47
Weighted Average Common Stock Outstanding -	3,335,719

If the net change in unrealized appreciation on investments included the incentive fee payable to the Special Unitholder, the amount would be reduced by $276,412, to $1,302,555, and the per share amount would have been $0.39.

*       *       *       *       *

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to any filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please contact Blake Estes at Alston & Bird LLP at (212) 210-9415.

Sincerely,

/s/ Richard C. Butt

Richard C. Butt
Chief Financial Officer

cc:	Mr. Charles Wheeler

Timothy P. Selby, Esq.

Blake E. Estes, Esq.

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |    WWW.GREENBACKERGROUP.COM